SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 7


                                 InterTAN, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   461120 10 7
         --------------------------------------------------------------
                                 (CUSIP Number)


                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                                 100 Maiden Lane
                               New York, NY 10038
                                 (212) 504-5555
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 March 31, 2004
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 461120 10 7                   SCHEDULE 13D            Page 2 of 11
---------------------------                                 --------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
        Liberation Investments L.P.
1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
5
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 0

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                201,437
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 0

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                201,437
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          201,437
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          .99
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          PN
--------------------------------------------------------------------------------

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CUSIP No. 461120 10 7                   SCHEDULE 13D            Page 3 of 11
---------------------------                                 --------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1       Liberation Investments Ltd.
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
5
        WC
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Cayman Islands

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 0

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                118,263
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 0

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                118,263
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          118,263
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          .58
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          CO
--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 461120 10 7                   SCHEDULE 13D            Page 4 of 11
---------------------------                                 --------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1
        Liberation Investment Group, LLC

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
5
        N/A
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       Delaware

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 0

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                319,700
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 0

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                319,700
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          319,700
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          1.58
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          OO,IA
--------------------------------------------------------------------------------

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CUSIP No. 461120 10 7                   SCHEDULE 13D            Page 5 of 11
---------------------------                                 --------------------


--------------------------------------------------------------------------------
        NAME OF REPORTING PERSON
1
        Emanuel R. Pearlman

--------------------------------------------------------------------------------
        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                               (a) [ ]
                                                                (b) [x]
--------------------------------------------------------------------------------
        SEC USE ONLY
3

--------------------------------------------------------------------------------
        SOURCE OF FUNDS (See Instructions)
5
        N/A
--------------------------------------------------------------------------------
        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
5       2(d) or 2(e)[ ]

--------------------------------------------------------------------------------
        CITIZENSHIP OR PLACE OF ORGANIZATION
6       United States

--------------------------------------------------------------------------------
                                SOLE VOTING POWER
                        7
      NUMBER OF                 0

        SHARES          --------------------------------------------------------
                                SHARED VOTING POWER
     BENEFICIALLY       8
                                319,700
       OWNED BY
                        --------------------------------------------------------
         EACH                   SOLE DISPOSITIVE POWER
                        9
      REPORTING                 0

        PERSON          --------------------------------------------------------
                                SHARED DISPOSITIVE POWER
         WITH           10
                                319,700
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
          319,700
--------------------------------------------------------------------------------
          CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
          [ ]
--------------------------------------------------------------------------------
          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
          1.58
--------------------------------------------------------------------------------
          TYPE OF REPORTING PERSON*
14
          IN, HC
--------------------------------------------------------------------------------

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CUSIP No. 461120 10 7                   SCHEDULE 13D            Page 6 of 11
---------------------------                                 --------------------

INTRODUCTION

            This Amendment No. 7 relates to the Schedule 13D filed on behalf of
(i) Liberation Investments, L.P., a Delaware limited partnership ("LILP"); (ii) Liberation Investments Ltd. ("LILtd"), a private offshore investment corporation; (iii) Liberation Investment Group LLC ("LIGLLC"), a Delaware limited liability company and general partner of LILP and discretionary investment adviser to LILtd; and (iv) Emanuel R. Pearlman, as General Manager, Chief Investment Officer and majority member of LIGLLC (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on August 7, 2003, as amended by Amendment No. 1 filed on August 26, 2003, Amendment No. 2 filed on September 11, 2003, Amendment No. 3 filed on October 2, 2003, Amendment No. 4 filed on October 7, 2003, Amendment No. 5 filed on October 27, 2003 and Amendment No. 6 filed on October 30, 2003 (the "Schedule 13D"). Item 5 of the
Schedule 13D is amended and supplemented as follows:

Item 5.     Interest in Securities of the Issuer.

            (a) As of the date hereof, the Reporting Persons have the following interest in the securities of the Company:

            (i) LILP beneficially owns 201,437 of Common Stock and is the beneficial owner of .99 of the Common Stock.

            (ii) LILtd beneficially owns 118,263 shares of Common Stock and is the beneficial owner of .58% of the Common Stock.

            (iii) LIGLLC, as the sole general partner of LILP and the sole investment advisor to LILtd, beneficially owns 319,700 shares of Common Stock and is the beneficial owner of 1.58% of the Common Stock.

            (iv) Mr. Pearlman, as the majority member and General Manager of LIGLLC, beneficially owns 319,700 shares of Stock and is the beneficial owner of 1.58% of the Common Stock.

      The Reporting Persons in the aggregate may be deemed to own an aggregate of 1.58% of the Common Stock.

            (b) The table below sets forth for each Reporting Person, the numbers of shares of Common Stock for which there is sole power to vote or to direct the vote, shared power to vote or direct the vote, or sole or shared power to dispose or to direct the disposition.

---------------------------                                 --------------------
CUSIP No. 461120 10 7                   SCHEDULE 13D            Page 7 of 11
---------------------------                                 --------------------

                      LILP       LILTD     LIGLLC   Mr. Pearlman
                      ----       -----     ------   ------------

Sole Power to           0          0          0          0
Vote/ Direct Vote

Shared Power to      201,437    118,263    319,700    319,700
Vote/ Direct Vote

Sole Power to           0          0          0          0
Dispose/ Direct
Disposition

Shared Power to      201,437    118,263    319,700    319,700
Dispose/ Direct
Disposition


            (c) There have been no purchases or sales of the Company's stock by the Reporting Persons within the last sixty days, except that:

            (1) On February 10, 2004, (i) LILP sold 4,851 shares of Common Stock on the open market, at a price of $11.6935 per share, and (ii) LILtd sold 2,849 shares of Common Stock on the open market, at a price of $11.6935 per share.

            (2) On February 11, 2004, (i) LILP sold 2,583 shares of Common Stock on the open market, at a price of $11.75 per share, and (ii) LILtd sold 1,517 shares of Common Stock on the open market, at a price of $11.75 per share.

            (3) On March 2, 2004, (i) LILP sold 4,410 shares of Common Stock on the open market, at a price of $12.5223 per share, and (ii) LILtd sold 2,590 shares of Common Stock on the open market, at a price of $12.5223 per share.

            (4) On March 3, 2004, (i) LILP sold 3,150 shares of Common Stock on the open market, at a price of $12.6348 per share, and (ii) LILtd sold 1,850 shares of Common Stock on the open market, at a price of $12.6348 per share.

            (5) On March 24, 2004, (i) LILP purchased 6,300 shares of Common Stock on the open market, at a price of $11.8924 per share, and (ii) LILtd purchased 3,700 shares of Common Stock on the open market, at a price of $11.8924 per share.

            (6) On March 29, 2004, (i) LILP sold 6,300 shares of Common Stock on the open market, at a price of $12.8924 per share, and (ii) LILtd sold

---------------------------                                 --------------------
CUSIP No. 461120 10 7                   SCHEDULE 13D            Page 8 of 11
---------------------------                                 --------------------

      3,700 shares of Common Stock on the open market, at a price of $12.8924 per share.

            (7) On March 31, 2004, (i) LILP sold 252,000 shares of Common Stock on the open market, at a price of $13.93 per share, and (ii) LILtd sold 148,000 shares of Common Stock on the open market, at a price of $13.93 per share.

            (8) On March 31, 2004, (i) LILP sold 47,250 shares of Common Stock on the open market, at a price of $13.93 per share, and (ii) LILtd sold 27,750 shares of Common Stock on the open market, at a price of $13.93 per share.

            (9) On March 31, 2004, (i) LILP sold 47,250 shares of Common Stock on the open market, at a price of $13.9313 per share, and (ii) LILtd sold 27,750 shares of Common Stock on the open market, at a price of $13.9313 per share.

            (10) On March 31, 2004, (i) LILP sold 31,500 shares of Common Stock on the open market, at a price of $13.95 per share, and (ii) LILtd sold 18,500 shares of Common Stock on the open market, at a price of $13.95 per share.

            (d) No person other than each respective owner referred to herein of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

            (e) The Reporting Persons ceased to be five percent (5%) beneficial owners of the shares of Common Stock as of March 31, 2004.

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CUSIP No. 461120 10 7                   SCHEDULE 13D            Page 9 of 11
---------------------------                                 --------------------


Signature.

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    April 1, 2004


LIBERATION INVESTMENTS, L.P.
By:  Liberation Investment Group LLC, general partner

By:  /s/ Emanuel R. Pearlman
     ----------------------------
     Emanuel R. Pearlman
     General Manager


LIBERATION INVESTMENTS LTD.

By:  /s/ Emanuel R. Pearlman
     ----------------------------
     Emanuel R. Pearlman
     Director


LIBERATION INVESTMENT GROUP LLC

By:  /s/ Emanuel R. Pearlman
     ----------------------------
     Emanuel R. Pearlman
     General Manager

Emanuel R. Pearlman

By:  /s/ Emanuel R. Pearlman
     ----------------------------

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CUSIP No. 461120 10 7                   SCHEDULE 13D            Page 10 of 11
---------------------------                                 --------------------

Exhibit Index

Exhibit No.       Description
-----------       --------------------------------------------------------------

1           --    Letter dated August 8, 2003, from the Reporting Persons to the
                  Corporate Secretary of InterTAN, Inc. notifying the Company of the Reporting Persons' intent to nominate two individuals for election to the Company's Board of Directors at the next annual meeting. (filed as Exhibit 1 to the 13D filed on August
                  12, 2003)

2           --    Press Release, dated August 12, 2003. (filed as Exhibit 2 to the 13D filed on August 12, 2003)

3           --    Statement with Respect to Joint Filing of Schedule 13D. (filed as Exhibit 3 to the 13D filed on August 12, 2003)

4           --    Letter dated August 25, 2003, from the Reporting Persons to the Board of Directors of InterTAN, Inc. (filed as Exhibit 4 to Amendment No. 1 to the 13D filed on August 26, 2003)

5           --    Press Release, dated August 26, 2003. (filed as Exhibit 5 to
                  Amendment No. 1 to the 13D filed on August 26, 2003)

6           --    Letter dated September 10, 2003, from the Reporting Persons to
                  InterTAN, Inc. (filed as Exhibit 6 to Amendment No. 2 to the
                  13D filed on September 11, 2003)

7           --    Press Release, dated September 11, 2003. (filed as Exhibit 7 to Amendment No. 2 to the 13D filed on September 11, 2003)

8           --    Press Release, dated September 29, 2003. (filed as Exhibit 8 to Amendment No. 3 to the 13 D filed on October 2, 2003)

9           --    Letter dated September 30, 2003, from the Reporting Persons to
                  InterTAN, Inc. (filed as Exhibit 9 to Amendment No. 3 to the
                  13 D filed on October 2, 2003)

10          --    Letter dated October 3, 2003, from the Reporting Persons to
                  InterTAN, Inc. (filed as Exhibit 10 to Amendment No. 4 to the
                  13D filed on October 7, 2003)

11          --    Press Release, dated October 5, 2003. (filed as Exhibit 11 to
                  Amendment No. 4 to the 13D filed on October 7, 2003)

12          --    Press Release, dated October 24, 2003. (filed as Exhibit 12 to
                  Amendment No. 5 to the 13D filed on October 27, 2003)

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CUSIP No. 461120 10 7                   SCHEDULE 13D            Page 11 of 11
---------------------------                                 --------------------

13          --    Letter dated October 30, 2003, from the Reporting Persons to
                  InterTAN, Inc. (filed as Exhibit 13 to Amendment No. 6 to the
                  13D filed on October 30, 2003)